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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response . . . .14.9

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Eloquent Inc

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29014010

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Crosslink Capital, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power
6. Shared Voting Power 1,334,787
7. Sole Dispositive Power
8. Shared Dispositive Power 1,334,787

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,334,787

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 6.85%

12. Type of Reporting Person (See Instructions) IA

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Crossover Fund III Management, L.L.C.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power
6. Shared Voting Power 49,998
7. Sole Dispositive Power
8. Shared Dispositive Power 49,998

9. Aggregate Amount Beneficially Owned by Each Reporting Person 49,998

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 0.26%

12. Type of Reporting Person (See Instructions) IA

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Delta Growth Management, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power
6. Shared Voting Power 30,000
7. Sole Dispositive Power
8. Shared Dispositive Power 30,000

9. Aggregate Amount Beneficially Owned by Each Reporting Person 30,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 0.15%

12. Type of Reporting Person (See Instructions) IA

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Crosslink Omega III Holdings, L.L.C.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power
6. Shared Voting Power 1,254,789
7. Sole Dispositive Power
8. Shared Dispositive Power 1,254,789

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,254,789

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 6.44%

12. Type of Reporting Person (See Instructions) IA

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Michael J. Stark

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 16,208
6. Shared Voting Power 1,334,787
7. Sole Dispositive Power 16,208
8. Shared Dispositive Power 1,334,787

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,350,995

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 6.93%

12. Type of Reporting Person (See Instructions) IN

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Seymour Franklyn Kaufman

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 10,160
6. Shared Voting Power 1,334,787
7. Sole Dispositive Power 10,160
8. Shared Dispositive Power 1,334,787

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,344,947

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 6.9%

12. Type of Reporting Person (See Instructions) IN

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Anthony Pir Brenner

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 29,730
6. Shared Voting Power 1,304,787
7. Sole Dispositive Power 29,730
8. Shared Dispositive Power 1,304,787

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,384,517

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 6.85%

12. Type of Reporting Person (See Instructions) IN

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Daniel John Dunn

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power
6. Shared Voting Power 49,998
7. Sole Dispositive Power
8. Shared Dispositive Power 49,998

9. Aggregate Amount Beneficially Owned by Each Reporting Person 49,998

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 0.26%

12. Type of Reporting Person (See Instructions) IN

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Vladimir S. Jacimovic

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 582
6. Shared Voting Power 1,304,787
7. Sole Dispositive Power 582
8. Shared Dispositive Power 1,304,787

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,305,369

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 6.7%

12. Type of Reporting Person (See Instructions) IN

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Thomas Edward Bliska

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power
6. Shared Voting Power 49,998
7. Sole Dispositive Power
8. Shared Dispositive Power 49,998

9. Aggregate Amount Beneficially Owned by Each Reporting Person 49,998

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 0.26%

12. Type of Reporting Person (See Instructions) IN

Item 1.

(a) Name of Issuer

Eloquent Inc

(b) Address of Issuer's Principal Executive Offices

2000 Alameda de las Pulgas, Suite 100, San Mateo, CA 94403

Item 2.

(a) The names of the persons filing this statement are:

Crosslink, Capital, Inc. ("Crosslink"), Crossover Fund III Management, L.L.C. ("Crossover III Management"), Delta Growth Management, Inc. ("Delta Growth Management"), Crosslink Omega III Holdings, L.L.C. ("Omega III Holdings"), Michael J. Stark, Seymour F. Kaufman, Daniel John Dunn, Anthony Pir Brenner, Vladimir S. Jacimovic and Thomas Edward Bliska.

(collectively, the "Filers").

(b) The principal business office of the Filers is located at:

Two Embarcadero Center, Suite 2200, San Francisco, CA 94111

(c) For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d) This statement relates to shares of common stock of the Issuer (the "Stock").

(e) The CUSIP number of the Issuer is: 29014010

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ X ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E). Two of the Filers, Crosslink and Crossover III Management are registered investments advisers.

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [ X ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G). Mr. Stark and Mr. Kaufman are control persons of Crosslink. Mr. Stark, Mr. Kaufman, Mr. Brenner, Mr. Dunn, Mr. Jacimovic and Mr. Bliska are control persons of Crossover III Management.

(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Crosslink and Crossover III Management are registered investment advisers whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No individual client's holdings of the Stock are more than five percent of the outstanding Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Crosslink, Crossover III Management, Omega III Holdings, Delta Growth Management, Mr. Stark, Mr. Kaufman, Mr. Brenner, Mr. Dunn and Mr. Bliska are filing as a group.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2002

Crosslink Capital, Inc. By: Michael J. Stark, President	Crossover Fund III Management, L.L.C. By: Michael J. Stark, Manager
Delta Growth Management, Inc. By: Michael J. Stark, Manager	Crosslink Omega III Holdings, L.L.C. By: Michael J. Stark, Manager

Michael J. Stark	Seymour F. Kaufman
Anthony Pir Brenner	Daniel John Dunn
Vladimir S. Jacimovic	Thomas Edward Bliska